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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **September, 2008**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)

Date: September 24, 2008

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

NEWS RELEASE

FOR IMMEDIATE RELEASE   **TSX Venture Exchange Symbol: RSM**

ROYAL STANDARD MINERALS INC. ANNOUNCES AGREEMENT FOR THE REPAYMENT OF ADVANCES

Toronto, Ontario September 9, 2008 **--** Royal Standard Minerals Inc. (the "Company"), announced today that it has entered into an agreement with Sharpe Resources Corporation ("Sharpe") for the repayment of certain advances totaling the principal amount of $127,498.00 (the "Advances") that have been loaned by the Company to Sharpe since January 1, 2005. To this end, Sharpe has executed a promissory note (the "Note") in favour of the Company that provides for the repayment of the Advances over a three-year period commencing on September 9, 2008. Pursuant to the Note, the outstanding amount of the Advances will accumulate interest at the rate of 4% per annum, such interest to accrue daily and be payable monthly, in arrears on the first business day of each and every month commencing on October 9, 2008 until the full amount of the Advances together with all interest on such amount has been repaid in full.

The Company is involved in the acquisition, exploration and development of precious metal properties in the State of Nevada in the United States. Sharpe is a mineral resources company engaged in the development of coalbed methane, coal, and shale gas projects primarily in the Central Appalachian region of the Eastern United States. The relationship between the Company and Sharpe is non-arm's length; in particular, the President of the Company is also the President of Sharpe and the companies have several directors in common.

This news release contains forward-looking statements that involve a number of risks and uncertainties. Some of the factors that could cause actual results to differ materially from those indicated are, product demand, competitive pressures, business conditions in the marketplace, general economic conditions , market price of shares, and risk factors detailed in the Corporation's regulatory filings.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:
Roland Larsen, tel: 775-487-2454, fax: 775-487-2460.
Visit our website at www.royalstandardminerals.com